U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated September 23, 2024

Commission File Number 1-14878

GERDAU S.A.

(Translation of Registrant’s Name into English)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Gerdau is amending its report on Form 6-K furnished to the Securities and Exchange Commission on September 18, 2024 (the “Original 6-K”) solely for the purpose of replacing Exhibit 99.1 therein with the attached corrected Exhibit 99.1. Except as described above, this amendment does not amend any information set forth in the Original 6-K.

Exhibit Index

Exhibit	Description of Exhibit

99.1	Notice to the Market, September 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2024
GERDAU S.A.

	By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Executive Vice President
Investor Relations Director